Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2017.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2017.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “GAAM” refers to Global Aviation Asset Management; and (9) the term “AirAsia Transactions” refers to the pending acquisition by Fly of (i) a portfolio of 34 Airbus A320-200 aircraft and seven engines, on operating leases, from AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited (“AACL”) in 2018, (ii) the portfolio of 21 Airbus A320neo family aircraft on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”) to be acquired as the aircraft deliver between 2019 and 2021 and (iii) the options to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
(Dollars in thousands, except par value data)

	March 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	$384,345	$329,105
Restricted cash and cash equivalents	71,582	127,710
Rent receivables	1,653	2,059
Investment in unconsolidated subsidiary	8,308	8,196
Investment in finance lease, net	13,671	13,946
Flight equipment held for operating lease, net	2,979,030	2,961,744
Maintenance rights	120,077	131,299
Deferred tax assets, net	9,949	9,943
Fair value of derivative assets	5,472	2,643
Other assets, net	39,433	8,970
Total assets	$3,633,520	$3,595,615

Liabilities
Accounts payable and accrued liabilities	$29,335	$18,305
Rentals received in advance	15,704	14,968
Payable to related parties	2,384	2,084
Security deposits	48,695	49,689
Maintenance payment liability	261,383	244,151
Unsecured borrowings, net	616,358	615,922
Secured borrowings, net	2,019,111	2,029,675
Deferred tax liability, net	32,736	30,112
Fair value of derivative liabilities	9,075	7,344
Other liabilities	43,226	39,656
Total liabilities	3,078,007	3,051,906

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 27,983,352 shares issued and outstanding at March 31, 2018 and December 31, 2017	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	479,637	479,637
Retained earnings	78,255	68,624
Accumulated other comprehensive loss, net	(2,407)	(4,580)
Total shareholders’ equity	555,513	543,709
Total liabilities and shareholders’ equity	$3,633,520	$3,595,615

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended March 31, 2018	Three months ended March 31, 2017

Revenues
Operating lease revenue	$87,076	$78,703
Finance lease revenue	174	188
Equity earnings from unconsolidated subsidiary	112	125
Interest and other income	1,393	250
Total revenues	88,755	79,266

Expenses
Depreciation	33,733	32,051
Interest expense	32,923	31,833
Selling, general and administrative	8,610	8,292
Loss (gain) on derivatives	789	(51)
Net loss on modification and extinguishment of debt	—	544
Maintenance and other costs	778	472
Total expenses	76,833	73,141
Net income before provision for income taxes	11,922	6,125
Provision for income taxes	2,292	1,073
Net income	$9,630	$5,052

Weighted average number of shares:
Basic	27,983,352	32,244,481
Diluted	28,006,572	32,301,322
Earnings per share:
Basic and Diluted	$0.34	$0.16
Dividends declared and paid per share	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Three months ended March 31, 2018	Three months ended March 31, 2017

Net income	$9,630	$5,052
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	1,451	1,605
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (2)	722	313
Comprehensive income	$11,803	$6,970

(1)	The associated deferred tax expense was $0.2 million and $0.3 million for the three months ended March 31, 2018 and 2017, respectively.

(2)	The associated deferred tax expense was $59,000 and $28,000 for the three months ended March 31, 2018 and 2017, respectively.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Cash Flows from Operating Activities
Net income	$9,630	$5,052
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(112)	(125)
Finance lease revenue	(174)	(188)
Depreciation	33,733	32,051
Amortization of debt discounts and debt issuance costs	1,999	2,119
Amortization of lease incentives	2,283	1,775
Amortization of lease premiums, discounts and other items	139	83
Amortization of GAAM acquisition fair value adjustments	280	475
Loss on modification and extinguishment of debt	—	532
Unrealized foreign exchange loss	408	219
Provision for deferred income taxes	2,353	1,058
Loss (gain) on derivatives	1,251	(181)
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(1,244)	332
Other assets	(526)	1,004
Payable to related parties	(330)	(2,890)
Accounts payable, accrued liabilities and other liabilities	13,372	12,205
Net cash flows provided by operating activities	66,075	53,521
Cash Flows from Investing Activities
Rent received from finance lease	450	510
Purchase of flight equipment	(42,000)	—
Deposit on AirAsia aircraft purchases	(30,000)	—
Payments for aircraft improvement	—	(5,157)
Payments for lessor maintenance obligations	—	(6,456)
Net cash flows used in investing activities	(71,550)	(11,103)
Cash Flows from Financing Activities
Security deposits received	775	525
Security deposits returned	(2,310)	—
Maintenance payment liability receipts	19,358	16,341
Maintenance payment liability disbursements	(258)	(3,531)
Debt modification and extinguishment costs	—	(12)
Debt issuance costs	(243)	—
Proceeds from secured borrowings	33,014	—
Repayment of secured borrowings	(45,834)	(60,496)
Shares repurchased	—	(1,291)
Net cash flows provided by (used in) financing activities	4,502	(48,464)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$85	$36
Net decrease in unrestricted and restricted cash and cash equivalents	(888)	(6,010)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$455,927	$606,077

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$384,345	$536,877
Restricted cash and cash equivalents	71,582	69,200
Unrestricted and restricted cash and cash equivalents	$455,927	$606,077

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three months ended March 31, 2018

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it was organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company will consolidate a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the “2017 Annual Report”). The results of operations for the three months ended March 31, 2018 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of March 31, 2018, the Company had approximately $2.3 million of unamortized lease costs. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The new guidance must be adopted using the modified retrospective method. The Company is progressing in its assessment of the impact of ASC 842 and is concurrently gathering business requirements for the implementation of ASC 842. The Company plans to adopt the guidance effective January 1, 2019.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2019.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31, 2018	Three months ended March 31, 2017
	(Dollars in thousands)
Cash paid during the period for:
Interest	$20,454	$17,515
Taxes	137	158
Noncash Activities:
Maintenance payment liability applied to rent receivables	1,650	—
Other liabilities applied to maintenance payment liability, security deposits, and rent receivables	470	350
Noncash investing activities:
Aircraft improvement	8,209	—
Noncash activities in connection with purchase of aircraft	659	—

4. INVESTMENT IN FINANCE LEASE

At March 31, 2018 and December 31, 2017, the Company had one investment in finance lease, which had an implicit interest rate of 5%. During each of the three months ended March 31, 2018 and 2017, the Company recognized finance lease revenue totaling $0.2 million.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	March 31, 2018	December 31, 2017
Total minimum lease payments receivable	$12,750	$13,200
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(3,306)	(3,481)
Net Investment in Finance Lease	$13,671	$13,946

5. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of March 31, 2018, the Company had 85 aircraft held for operating lease, of which 84 aircraft were on lease to 44 lessees in 27 countries, and one aircraft was off-lease. As of December 31, 2017, the Company had 84 aircraft held for operating lease, of which 82 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the three months ended March 31, 2018, the Company purchased one aircraft held for operating lease, and capitalized $42.7 million. The Company did not purchase any aircraft during the three months ended March 31, 2017.

The Company did not sell any aircraft held for operating lease during the three months ended March 31, 2018 or March 31, 2017.

As of March 31, 2018 and December 31, 2017, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	March 31, 2018	December 31, 2017
Cost	$3,619,887	$3,574,202
Accumulated depreciation	(640,857)	(612,458)
Flight equipment held for operating lease, net	2,979,030	2,961,744

The Company capitalized $7.5 million and $5.2 million of major maintenance expenditures for the three months ended March 31, 2018 and 2017, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	March 31, 2018		December 31, 2017
Europe:
Spain	$173,853	6%	$175,593	6%
United Kingdom	134,772	5%	128,116	4%
Turkey	98,251	3%	135,764	5%
Other	247,937	8%	251,345	8%
Europe — Total	654,813	22%	690,818	23%

Asia and South Pacific:
India	639,065	21%	601,072	20%
Philippines	265,909	9%	268,504	9%
Indonesia	245,314	8%	204,840	7%
China	183,940	6%	186,083	6%
Other	150,804	5%	152,371	5%
Asia and South Pacific — Total	1,485,032	49%	1,412,870	47%

Mexico, South and Central America — Total	160,463	5%	162,274	6%

North America:
United States	145,335	5%	147,580	5%
Other	51,477	2%	52,182	2%
North America — Total	196,812	7%	199,762	7%

Middle East and Africa:
Ethiopia	320,450	11%	322,896	11%
Other	115,151	4%	116,273	4%
Middle East and Africa — Total	435,601	15%	439,169	15%
Off-Lease — Total	46,309	2%	56,851	2%
Total flight equipment held for operating lease, net	$2,979,030	100%	$2,961,744	100%

The distribution of operating lease revenue by geographic region for the three months ended March 31, 2018 and 2017 is as follows (dollars in thousands):

	Three months ended March 31, 2018		Three months ended March 31, 2017
Europe:
Spain	$4,233	5%	$1,341	2%
United Kingdom	7,276	8%	7,556	10%
Turkey	3,939	5%	4,321	5%
Other	7,813	9%	10,273	13%
Europe — Total	23,261	27%	23,491	30%

Asia and South Pacific:
India	17,083	20%	15,272	19%
Philippines	7,616	9%	7,390	9%
Indonesia	6,921	8%	2,154	3%
China	5,653	6%	5,650	7%
Other	4,888	5%	4,694	6%
Asia and South Pacific — Total	42,161	48%	35,160	44%

Mexico, South and Central America — Total	4,391	5%	4,391	6%

North America:
United States	4,394	5%	4,421	6%
Other	1,562	2%	1,558	2%
North America — Total	5,956	7%	5,979	8%

Middle East and Africa:
Ethiopia	7,505	9%	7,505	10%
Other	3,802	4%	2,177	2%
Middle East and Africa — Total	11,307	13%	9,682	12%
Total Operating Lease Revenue	$87,076	100%	$78,703	100%

In each of the three months ended March 31, 2018 and 2017, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

The Company will place a lessee on non-accrual status when it has determined that it is not probable that the economic benefits of the lease will be received by the Company. At each of March 31, 2018 and 2017, there was no lessee on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three months ended March 31, 2018 and 2017 are as follows (dollars in thousands):

	Three months ended
	March 31, 2018	March 31, 2017
End of lease income	$385	$1,239
Amortization of lease incentives	(2,283)	(1,775)

As of March 31, 2018 and December 31, 2017, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.2 years and 6.3 years, respectively.

6. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the three months ended March 31, 2018 and 2017 are as follows (dollars in thousands):

	March 31, 2018	March 31, 2017
Maintenance rights, net beginning balance	$131,299	$101,969
Capitalized to aircraft improvements	(8,209)	—
Cash receipts from maintenance rights	(3,013)	—
Maintenance rights, net ending balance	$120,077	$101,969

7. UNSECURED BORROWINGS

	Balance as of
	March 31, 2018	December 31, 2017
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(8,642)	(9,078)
Unsecured borrowings, net	$616,358	$615,922

On October 3, 2014, Fly sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, Fly sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations of Fly and rank pari passu in right of payment with any existing and future senior indebtedness of Fly. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of March 31, 2018 and December 31, 2017, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of March 31, 2018, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly’s unsecured borrowings, refer to Note 10 of the 2017 Annual Report.

8. SECURED BORROWINGS

The Company’s secured borrowings, net as of March 31, 2018 and December 31, 2017 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	March 31, 2018(2)	December 31, 2017(2)	March 31, 2018	December 31, 2017	Maturity date
Securitization Notes	$97,517	$101,551	2.91%	3.06%	November 2033
Nord LB Facility	148,734	153,176	4.67%	4.47%	November 2018
CBA Facility	47,159	49,080	4.52%	5.53%	October 2020
Term Loan	424,571	431,271	4.99%	4.25%	February 2023
Magellan Acquisition Limited Facility	325,132	331,768	4.11%	3.15%	December 2025
Fly Acquisition III Facility	117,463	86,520	3.49%	3.41%	February 2022
Other Aircraft Secured Borrowings	886,064	905,525	4.07%	3.83%	September 2019 – June 2028
Unamortized debt discounts and loan costs	(27,529)	(29,216)
Total secured borrowings, net	$2,019,111	$2,029,675

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.

(2)	As of March 31, 2018 and December 31, 2017, accrued interest on secured borrowings totaled $6.6 million.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of March 31, 2018, the Company was not in default under any of its secured borrowings.

For more information about the Company’s secured borrowings, refer to Note 11 of the 2017 Annual Report.

Securitization Notes

As of March 31, 2018, Fly’s subsidiary, B&B Air Funding, had $97.5 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to Fly.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of March 31, 2018, the Company had $148.7 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of March 31, 2018, the Company had $47.2 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of March 31, 2018, the Company had $424.6 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. After May 1, 2018, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, the Company, through a wholly-owned subsidiary, entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes in an aggregate amount of $331.8 million with a final maturity date of December 8, 2025. As of March 31, 2018, the Company had $325.1 million principal amount outstanding under the Magellan Acquisition Limited Facility which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes issued under the facility is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of March 31, 2018, the Company had $117.5 million principal amount outstanding, which was secured by five aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2018, the Company had $886.1 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $464.1 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

9. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments on loans associated with aircraft with fixed rate rentals. As of March 31, 2018, the Company had $1.1 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of March 31, 2018 and December 31, 2017, the Company had interest rate swap contracts with notional amounts aggregating $1.0 billion and $0.7 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $5.5 million and $2.6 million as of March 31, 2018 and December 31, 2017, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $5.1 million and $7.3 million as of March 31, 2018 and December 31, 2017, respectively.

During the three months ended March 31, 2018, Fly entered into interest rate derivative contracts to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions (see Note 14). The unrealized fair value loss of these interest rate derivative contracts, reflected as derivative liabilities, was $1.6 million as of March 31, 2018.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. As of March 31, 2018, the Company had a Euro cross currency swap contract with a notional amount of $75.9 million. The unrealized fair value loss, reflected as a derivative liability, was $2.4 million.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of March 31, 2018, the Company had the following designated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Loss Recognized into Earnings
Interest rate swap contracts	17	11/14/18-12/8/25	0.90%-4.35%	$559,443	$5,592	$4,713	$48
Accrued interest				—	(120)	—	—
Total - designated derivative assets	17			$559,443	$5,472	$4,713	$48

As of March 31, 2018, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Loss Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	6	4/14/18-9/27/25	2.68%-6.22%	$119,197	$(1,618)	$(1,423)	$(33)
Accrued interest				—	(64)	—	—
Sub-total	6			$119,197	$(1,682)	$(1,423)	$(33)

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Market Value	Loss Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$75,921	$(2,421)	$(2,118)	$—
Accrued rent				—	8	—	—
Sub-total	1			$75,921	$(2,413)	$(2,118)	$—

Total – designated derivative liabilities	7				$(4,095)	$(3,541)	$(33)

Dedesignated and Undesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At March 31, 2018, the Company had an accumulated other comprehensive loss, net of tax, of $3.8 million, which is being amortized over the term of the interest rate swap contracts. During the three months ended March 31, 2018, $0.8 million was recognized as interest expense.

Fly did not designate as an accounting hedge the interest rate derivative contracts entered into during the three months ended March 31, 2018 to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions.

As of March 31, 2018, the Company had the following dedesignated and undesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Ineffectiveness Loss Recognized into Earnings
Interest rate swap contracts	4	9/4/18-2/9/19	2.73%-3.47%	$276,797	$(4,324)	$(146)
Accrued interest				—	(656)	—
Total – dedesignated and undesignated derivative liabilities	4			$276,797	$(4,980)	$(146)

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The effective tax rates were 19.2% and 17.5% for the three months ended March 31, 2018 and March 31, 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of March 31, 2018 and December 31, 2017.

11. SHAREHOLDERS’ EQUITY

In November 2017, Fly’s board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. As of March 31, 2018, there was $50.0 million remaining under this authorization.

During the three months ended March 31, 2018, Fly did not repurchase any shares. During the three months ended March 31, 2017, Fly repurchased 99,524 shares at an average price of $12.95 per share, or $1.3 million, before commissions and fees.

12. SHARE-BASED COMPENSATION

On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. Fly has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At March 31, 2018, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74 per share.

13. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended March 31,
	2018	2017
Numerator
Net income attributable to common shareholders	$9,630	$5,052
Denominator
Weighted average shares outstanding-Basic	27,983,352	32,244,481
Dilutive common equivalent shares:
RSUs	—	—
SARs	23,220	56,841
Weighted average shares outstanding-Diluted	28,006,572	32,301,322
Earnings per share:
Basic
Distributed earnings	$—	$—
Undistributed income	$0.34	$0.16
Basic earnings per share	$0.34	$0.16
Diluted
Distributed earnings	$—	$—
Undistributed income	$0.34	$0.16
Diluted earnings per share	$0.34	$0.16

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by Fly that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 12). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

14. COMMITMENTS AND CONTINGENCIES

Residual Value Guarantee

In 2016, Fly entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). Fly received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to Fly eleven months before each lease expiry date requiring Fly to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three months ended March 31, 2018 and 2017, Fly recognized $0.1 million of income.

AirAsia Transactions

On February 28, 2018, the Company entered into definitive agreements with respect to the AirAsia Transactions. Under the terms of the agreements, the Company will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”).  The Company paid a $30.0 million deposit into escrow as security for its obligations under the Portfolio A purchase agreement.  This deposit is recorded on the Company’s balance sheet in “Other assets, net”. AACL or its nominee will receive approximately $1.0 billion in cash and 3,333,333 common shares newly issued by Fly in the form of ADSs, at a price of $15.00 per share, in consideration for Portfolio A.  The completion of the Portfolio A transaction remains subject to approval by AirAsia shareholders, receipt of regulatory approvals and satisfaction of other customary closing conditions set forth in the sale and purchase agreement, and the termination rights of the parties thereunder.

In addition to the Portfolio A transaction, the Company agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”).  The Company also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (“Portfolio C”). The consummation of each of the Portfolio B and Portfolio C transactions is conditioned upon the closing of the Portfolio A transaction. Alongside the AirAsia Transactions, two other capital pools serviced by BBAM LP will acquire an aggregate of 73 Airbus narrowbody aircraft and seven engines on operating lease to AirAsia and its affiliated airlines, four narrowbody aircraft on lease to third-party airlines, and the option to purchase an additional 30 Airbus A320neo family aircraft, not subject to lease.

The common shares acquired by AACL or its nominee will be subject to lock-up arrangements through 2021, and voting and standstill agreements, and will be entitled to registration rights.  In addition, in connection with the closing of the Portfolio A transaction, affiliates of Summit Aviation Partners LLC (“Summit) and Onex Corporation (“Onex”) each committed to acquire 666,667 common shares newly issued by Fly in the form of ADSs, at a price of $15.00 per share, for total consideration of $20.0 million.

15. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM is entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also is entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Acquisition III Facility, BBAM also is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft sold.

For the three months ended March 31, 2018, BBAM received servicing and administrative fees totaling $3.6 million. For the three months ended March 31, 2017, BBAM received servicing and administrative fees totaling $3.2 million.

During the three months ended March 31, 2018, the Company incurred $0.6 million of origination fees, payable to BBAM. During the three months ended March 31, 2017, the Company did not purchase any aircraft. The Company did not sell any aircraft during the three months ended March 31, 2018 or 2017.

Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual CPI adjustment applicable to the prior calendar year. For the three months ended March 31, 2018 and 2017, the Company incurred management fees of $1.8 million and $1.6 million, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The Company did not record any impairment during the three months ended March 31, 2018 or March 31, 2017.

The carrying amounts and fair values of the Company’s debt instruments are as follows (dollars in thousands):

	As of March 31, 2018		As of December 31, 2017
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$97,517	$92,032	$101,551	$95,839
Nord LB Facility	148,734	148,734	153,176	153,176
CBA Facility	47,159	47,159	49,080	49,080
Term Loan	424,571	424,571	431,271	431,271
Magellan Acquisition Limited Facility	325,132	325,132	331,768	331,768
Fly Acquisition III Facility	117,463	117,463	86,520	86,520
Other Aircraft Secured Borrowings	886,064	886,064	905,525	905,525
2021 Notes	325,000	338,422	325,000	339,235
2024 Notes	300,000	301,500	300,000	301,500

As of March 31, 2018 and December 31, 2017, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2018:
Derivative assets	—	$5,472	—	$5,472
Derivative liabilities	—	9,075	—	9,075
December 31, 2017:
Derivative assets	—	$2,643	—	$2,643
Derivative liabilities	—	7,344	—	7,344

17. SUBSEQUENT EVENTS

Subsequent to March 31, 2018, the Company purchased one Airbus A320-200 aircraft.

Subsequent to March 31, 2018, the Company sold one Boeing 737-700 aircraft and one Boeing 787-8 aircraft.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2017. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three months ended March 31, 2018, we had net income of $9.6 million or diluted earnings per share of $0.34. Net cash flows provided by operating activities for the three months ended March 31, 2018 totaled $66.1 million. Net cash flows used in investing activities totaled $71.6 million and net cash flows provided by financing activities totaled $4.5 million for the three months ended March 31, 2018.

AirAsia Transactions

On February 28, 2018, we entered into definitive agreements with respect to the AirAsia Transactions. Under the terms of the agreements, we will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”). We paid a $30.0 million deposit into escrow as security for our obligations under the Portfolio A purchase agreement. AACL or its nominee will receive approximately $1.0 billion in cash and 3,333,333 newly issued common shares in the form of ADSs, at a price of $15.00 per share in consideration for Portfolio A. The completion of the Portfolio A transaction remains subject to approval by AirAsia shareholders, receipt of regulatory approvals and satisfaction of other customary closing conditions set forth in the sale and purchase agreement, and the termination rights of the parties thereunder.

In addition to the Portfolio A transaction, we agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”). We also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (“Portfolio C”). The consummation of each of the Portfolio B and Portfolio C transactions is conditioned upon the closing of the Portfolio A transaction. Alongside the AirAsia Transactions, two other capital pools serviced by BBAM LP will acquire an aggregate of 73 Airbus narrowbody aircraft and seven engines on operating lease to AirAsia and its affiliated airlines, four narrowbody aircraft on lease to third-party airlines, and the option to purchase an additional 30 Airbus A320neo family aircraft, not subject to lease.

Our common shares acquired by AACL or its nominee will be subject to lock-up arrangements through 2021, and voting and standstill agreements, and will be entitled to registration rights.  In addition, in connection with the closing of the Portfolio A transaction, affiliates of Summit Aviation Partners LLC (“Summit”) and Onex Corporation (“Onex”) each committed to acquire 666,667 of our newly-issued common shares in the form of ADSs, at a price of $15.00 per share, for total consideration of $20.0 million.

On April 27, 2018, AirAsia dispatched a circular to its shareholders soliciting their approval of the AirAsia Transactions. The extraordinary general meeting of AirAsia’s shareholders is scheduled for May 14, 2018. Two of AirAsia’s shareholders, Tune Live Sdn. Bhd. And Tune Air Sdn. Bhd., which together beneficially own an approximate 32.2% equity interest in AirAsia, have agreed with us to vote in favor of the AirAsia Transactions at the extraordinary general meeting. The completion of the Portfolio A transaction is expected to occur in the second and third quarters of 2018, assuming the AirAsia Transactions are approved by AirAsia’s shareholders at the extraordinary general meeting.

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2018 amid strengthening global economic activity. Global passenger air traffic grew by 7.6% in 2017 and load factors were at record levels for the year. The upward trend in passenger volume has continued in 2018. Further, utilization remains strong and the parked fleet is steady at less than 4% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, there continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as they continue to transition to new models.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three months ended March 31, 2018 and 2017.

Consolidated Statements of Income for the three months ended March 31, 2018 and 2017

	Three months ended March 31, 2018	Three months ended March 31, 2017
	(Dollars in thousands)
Revenues
Operating lease revenue	$87,076	$78,703
Finance lease revenue	174	188
Equity earnings from unconsolidated subsidiary	112	125
Interest and other income	1,393	250
Total revenues	88,755	79,266
Expenses
Depreciation	33,733	32,051
Interest expense	32,923	31,833
Selling, general and administrative	8,610	8,292
Loss (gain) on derivatives	789	(51)
Net loss on modification and extinguishment of debt	—	544
Maintenance and other costs	778	472
Total expenses	76,833	73,141
Net income before provision for income taxes	11,922	6,125
Provision for income taxes	2,292	1,073
Net income	$9,630	$5,052

As of March 31, 2018, we had 86 aircraft in our portfolio, 85 of which were held for operating lease, and one was recorded as an investment in finance lease. As of March 31, 2017, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease.

	Three months ended March 31,		Increase/
	2018	2017	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$89,113	$79,321	$9,792
End of lease income	385	1,239	(854)
Amortization of lease incentives	(2,283)	(1,775)	(508)
Amortization of lease premiums, discounts & other	(139)	(82)	(57)
Total operating lease revenue	$87,076	$78,703	$8,373

For the three months ended March 31, 2018, operating lease revenue totaled $87.1 million, an increase of $8.4 million compared to the three months ended March 31, 2017. The increase was primarily due to (i) an increase of $12.9 million from aircraft purchased in 2017 and 2018 and (ii) an increase in lease rates totaling $0.9 million applicable to leases with floating rate rents. The increase was partially offset by (i) a decrease of $3.4 million from lower lease rates on lease extensions and remarketings, (ii) a decrease of $0.6 million in lease revenue from aircraft sold in 2017, (iii) a decrease of $0.9 million from end of lease income and (iv) an increase of $0.5 million in amortization of lease incentives, lease discounts and other.

Interest and other income increased by $1.1 million from $0.3 million for the three months ended March 31, 2017 to $1.4 million for the three months ended March 31, 2018. The increase was primarily due to: (i) $0.6 million of other income due to a lease amendment with a lessee, (ii) $0.2 million of interest earned on funds held in an escrow account and (iii) a miscellaneous write-off amounting to $0.2 million.

Depreciation expense during the three months ended March 31, 2018 was $33.7 million, compared to $32.1 million for the three months ended March 31, 2017, an increase of $1.6 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on an aircraft sold in 2017.

For the three months ended March 31, 2018, we recognized loss on derivatives of $0.8 million compared to a gain of $0.1 million for the three months ended March 31, 2017. During the three months ended March 31, 2018, we recognized a loss of $1.6 million associated with the mark-to-market of interest rate swaps which were not designated as accounting hedges. The interest rate swaps were entered into to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. This loss was partially offset by gains recognized on dedesignated derivative contracts.

Interest expense totaled $32.9 million and $31.8 million for the three months ended March 31, 2018 and 2017, respectively. The increase of $1.1 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments.

Selling, general and administrative expenses were $8.6 million and $8.3 million for the three months ended March 31, 2018 and 2017, respectively. The increase of $0.3 million was primarily due to increases in (i) servicing and management fees paid to BBAM due to the growth in the fleet and (ii) legal and professional fees. These increases were partially offset by a decrease of $1.2 million in transaction costs during the three months ended March 31, 2018, compared to the three months ended March 31, 2017.

Provision for income taxes was $2.3 million and $1.1 million for the three months ended March 31, 2018 and 2017, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 19.2% and 17.5% for the three months ended March 31, 2018 and 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $3.2 billion to acquire 67 aircraft.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. Since 2015, we have sold 72 aircraft generating $830.4 million of cash after repayment of the associated debt.

We finance our business with cash generated from operating leases, aircraft sales and debt financings. At March 31, 2018, we had $384.3 million of unrestricted cash. We also had four unencumbered aircraft with an aggregate book value of $252.4 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

In connection with the AirAsia Transactions, we have obtained committed debt and equity financing for the acquisition of Portfolio A.  We have entered into a debt commitment letter with BNP Paribas, Citi, Commonwealth Bank of Australia and Deutsche Bank (the “Underwriters”) pursuant to which the Underwriters have committed to provide $582.2 million in senior, secured debt to partially finance the acquisition of Portfolio A. The Underwriters have committed to provide $145.5 million under a two-year loan facility, and $436.7 million under a five-year loan facility. In addition, we have entered into equity commitment letters with affiliates of Summit and Onex, each of which will acquire 666,667 of our newly-issued common shares in the form of ADSs, at a price of $15.00 per share, for total consideration of $20.0 million. We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the “2017 Annual Report”).

Cash Flows for the three months ended March 31, 2018 and 2017

We generated cash from operations of $66.1 million and $53.5 million for the three months ended March 31, 2018 and 2017, respectively, an increase of $12.6 million.

Cash used in investing activities was $71.6 million and $11.1 million for the three months ended March 31, 2018 and 2017, respectively. During the three months ended March 31, 2018, we used $42.0 million of cash to purchase an aircraft. We did not purchase or sell any aircraft during the three months ended March 31, 2017. Payments for lessor maintenance obligations totaled $6.5 million for the three months ended March 31, 2017. We made no payments for lessor maintenance obligations during the three months ended March 31, 2018.

Cash provided by financing activities for the three months ended March 31, 2018 totaled $4.5 million. Cash used in financing activities for the three months ended March 31, 2017 totaled $48.5 million. During the three months ended March 31, 2018, we received (i) net proceeds of $33.0 million from secured borrowings and (ii) net maintenance reserve receipts of $19.1 million. These were partially offset by (i) repayments on our secured borrowings totaling $45.8 million and (ii) net security deposits returned to lessees of $1.5 million. During the three months ended March 31, 2017, we (i) made repayments on our secured borrowings totaling $60.5 million and (ii) used $1.3 million to repurchase 99,524 shares. These payments were partially offset by net maintenance reserve receipts of $12.8 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the three months ended March 31, 2018, we received $19.4 million of maintenance payments from lessees and made maintenance payment disbursements of $0.3 million.

Share Repurchases

In November 2017, our board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. We did not repurchase any shares during the three months ended March 31, 2018.

Financing

We finance our business with unsecured and secured borrowings. As of March 31, 2018, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations and rank pari passu in right of payment with any existing and future senior indebtedness. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 and 2024 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2017 Annual Report.

Secured Borrowings

As of March 31, 2018, we had $2.0 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2017 Annual Report.

Securitization Notes

As of March 31, 2018, our subsidiary, B&B Air Funding, had $97.5 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to us.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of March 31, 2018, we had $148.7 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of March 31, 2018 and December 31, 2017, the blended weighted average interest rate for the facility was 4.67% and 4.47%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of March 31, 2018, we had $47.2 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 7.75%. The weighted average interest rate on all outstanding amounts was 4.52% and 5.53% as of March 31, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of March 31, 2018, we had $424.6 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. The weighted average interest rate on all outstanding amounts was 4.99% and 4.25% as of March 31, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

After May 1, 2018, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires us to maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, through a wholly-owned subsidiary, we entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes in an aggregate amount of $331.8 million with a final maturity date of December 8, 2025. As of March 31, 2018, we had $325.1 million principal amount outstanding under the Magellan Acquisition Limited Facility which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes issued under the facility is a fixed rate of 3.93% per annum.The weighted average interest rate on all outstanding amounts was 4.11% and 3.15% as of March 31, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of March 31, 2018, we had $117.5 million principal amount outstanding, which was secured by five aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility. The weighted average interest rate on all outstanding amounts was 3.49% and 3.41% as of March 31, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2018, we had $886.1 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $464.1 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.07% and 3.83% as of March 31, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Capital Expenditures

Pursuant to definitive agreements with AirAsia, we will acquire 55 Airbus narrowbody aircraft, seven engines and options to purchase an additional 20 Airbus A320neo family aircraft. See “Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations - AirAsia Transactions” above.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of March 31, 2018, the weighted average age of our aircraft portfolio was 6.5 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of March 31, 2018, we had 84 lease agreements associated with our flight equipment held for operating lease, 72 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

We have also entered into interest rate derivative contracts to partially lock in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. These interest rate derivative contracts will reduce our exposure to increases in borrowing rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $18.0 million and would have increased or decreased our revenues by $7.2 million and $6.2 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of March 31, 2018, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $5.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $21.7 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $22.9 million. As of March 31, 2018, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $5.6 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $19.4 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $20.5 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have one lease pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with this lease. As of March 31, 2018, the fair value of our cross currency swap derivative liability, excluding accrued rent, was $2.4 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the fair value of our derivative liability by approximately $7.2 million, respectively.

As of March 31, 2018, we have one outstanding secured borrowing denominated in Euros. During the three months ended March 31, 2018, we recorded an unrealized foreign currency exchange loss of $0.6 million, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at March 31, 2018 would have resulted in a $2.2 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

4.1	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad.

4.2	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.3
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.4
Amended and Restated Commitment Letter, dated May 1, 2018, between BNP Paribas, Citibank, N.A., Commonwealth Bank of Australia, Singapore Branch, Deutsche Bank AG, Singapore Branch and Fly Leasing Limited.

4.5	Equity Commitment Letter, dated February 28, 2018, between Meridian Aviation Partners Limited and Fly Leasing Limited.

4.6	Equity Commitment Letter, dated February 28, 2018, between Summit Aviation Holdings LLC and Fly Leasing Limited.

4.7
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd.

4.8
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership.